EXHIBIT 99.1

 # SERVICE CORPORATION INTERNATIONAL ANNOUNCES SECOND QUARTER 2021 FINANCIAL RESULTS AND INCREASES 2021 GUIDANCE

Conference call on Thursday, July 29, 2021, at 8:00 a.m. Central Time.

HOUSTON, Texas, July 28, 2021 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the second quarter of 2021.

Tom Ryan, the Company's President, Chairman, and Chief Executive Officer, commented on COVID-19 and second quarter results:

"Today we are pleased to report earnings per share of $0.92 and net cash provided by operating activities of $192 million for the quarter. The $0.33 growth in GAAP earnings per share in the quarter was primarily driven by continued strength in comparable preneed cemetery sales production, which grew $94 million, or 36%, during the quarter, driven by higher sales velocity, sales averages, and large sales activity. Additionally, comparable preneed funeral sales production grew $106 million, or 57%, during the quarter.

Based on our strong second quarter performance, we are raising the midpoint of our full year adjusted earnings per share guidance fifty cents to $3.35 and the midpoint of our adjusted operating cash flow guidance by $50 million to $737.5 million. This is the result of the continued strong performance of preneed cemetery property sales that we believe will remain strong through the end of 2021 coupled with strong funeral results driven by growth in the funeral sales average.

These results are all made possible by our greatest asset, our 24,000 associates. Their health, safety, and well-being remains a top priority as our dedicated teams continue to provide essential services for our client families. I would like to thank all of the SCI family, particularly our frontline associates, for focusing on what we do best, which is helping our client families gain closure and healing through the process of grieving, remembrance, and celebration."

Second Quarter Highlights:

– Revenue grew $168 million over the prior year quarter to $988 million.
– Gross profit grew almost $50 million over the prior year quarter.
– GAAP earnings per share were $0.92.
– Adjusted earnings per share grew $0.34 over the prior year quarter to $0.92.
– Comparable preneed funeral sales production grew $106 million, or 57%.
– Comparable preneed cemetery sales production grew $94 million, or 36%.

SECOND QUARTER SUMMARY

Details of our second quarter of 2021 financial results and the unaudited consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

(Dollars in millions, except for per share amounts)	Three months ended June 30,		Six months ended June 30,	
	2021	**2020**	**2021**	**2020**
Revenue	$ 987.5	$ 820.0	$ 2,065.5	$ 1,623.0
Operating income	$ 245.8	$ 182.3	$ 587.9	$ 334.1
Net income attributable to common stockholders	$ 157.7	$ 105.5	$ 386.6	$ 187.4
Diluted earnings per share	$ 0.92	$ 0.59	$ 2.25	$ 1.03
Earnings excluding special items [1]	$ 157.4	$ 104.9	$ 385.3	$ 183.5
Diluted earnings per share excluding special items [1]	$ 0.92	$ 0.58	$ 2.25	$ 1.01
Diluted weighted average shares outstanding	170.9	179.7	171.6	181.6
Net cash provided by operating activities	$ 192.2	$ 184.3	$ 489.8	$ 364.3

(1) Earnings excluding special items and diluted earnings per share excluding special items are non-GAAP financial measures. These items are also referred to as "adjusted earnings per share". A reconciliation from net income attributable to common stockholders and diluted earnings per share in accordance with generally accepted accounting principles in the United States (GAAP) can be found later in this press release under the heading "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

• Diluted earnings per share were $0.92 in the second quarter of 2021 compared to $0.59 in the second quarter of 2020. The current year quarter was impacted by a $5.2 million in loss on early extinguishment of debt, net, which was offset by a $5.5 million increase in net gains on divestitures and impairment charges. Diluted earnings per share excluding special items was $0.92 in the second quarter of 2021 compared to $0.58 in the second quarter of 2020. The growth of $0.34 is due to increased gross profit related to strong growth in cemetery recognized preneed revenue. Our current period results also benefited from fewer shares outstanding, lower corporate and general administrative expenses, lower interest expense, and a lower adjusted effective tax rate.

- Net cash provided by operating activities increased $7.9 million to $192.2 million in the second quarter of 2021 compared to $184.3 million in the second quarter of 2020. Strong growth in gross profit from increased preneed cemetery sales production, coupled with lower cash interest payments and favorable working capital, helped to offset an expected significant increase in cash tax payments primarily driven by the deferral of federal and state income tax payments in the prior year as approved by the IRS.

UPDATED OUTLOOK FOR 2021

The annual guidance provided below has a wider range than usual at this mid-year period due to the continued uncertainty related to the impact of the COVID-19 pandemic. Our outlook for net cash provided by operating activities excluding special items reflects an estimated $20 million of payroll tax payments in 2021 that were deferred from 2020 as allowed under the CARES Act. We will also incur normal payroll taxes in 2021 of approximately $40 million (which we were able to defer in 2020). These combined items represent $60 million of additional cash outflows when compared to 2020.

(Dollars in millions, except per share amounts)	Previous 2021 Outlook	Revised 2021 Outlook
Diluted earnings per share excluding special items [1]	$2.70 - $3.00	$3.20 - $3.50
Net cash provided by operating activities excluding special items [1]	$650 - $725	$700 - $775
Cash taxes included in Net cash provided by operating activities excluding special items [1]	*$180*	*$210*
Capital improvements at existing locations and cemetery development expenditures	$235 - $255	$235 - $255

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2021 excludes the following because this information is not currently available for 2021: Expenses net of insurance recoveries related to weather events and hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs associated with settlements of litigation or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP, consistent with the historical disclosures found in the Appendix at the end of this press release under the heading "Non-GAAP Financial Measures".

CONFERENCE CALL AND WEBCAST

We will host a conference call on Thursday, July 29, 2021, at 8:00 a.m. Central Time. A question and answer session will follow a brief presentation made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 7309585. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through August 5, 2021 and can be accessed at (877) 344-7529 (US) or (412) 317-0088 (International) with the passcode of 10158218. Additionally, a replay of the conference call will be available on our website for approximately three months.

ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance. We offer families exceptional service in planning life celebrations and personalized remembrances. Our Dignity Memorial® brand serves approximately 500,000 families each year with professionalism, compassion, and attention to detail. At June 30, 2021, we owned and operated 1,458 funeral service locations and 485 cemeteries (of which 297 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact:

Investors:	Debbie Young - Director / Investor Relations	(713) 525-9088
Media:	Jay Andrew - Director / Corporate Communications	(713) 525-3468

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," or "predict," that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Continued effects from the COVID-19 pandemic could have material adverse consequences for our business and results of operations.

- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.

- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.

- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.

- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.

- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.

- Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.

- The financial condition of third-party insurance companies that fund our preneed contracts may impact our future revenue.

- Unfavorable publicity could affect our reputation and business.

- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.

- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.

- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.

- Our Canadian business exposes us to operational, economic, and currency risks.

- Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.

- A failure of a key information technology system or process could disrupt and adversely affect our business.

- Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.

- The funeral and cemetery industry is competitive.

- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.

- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.

- The continuing upward trend in the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.

- Our funeral and cemetery businesses are high fixed-cost businesses.

- Regulation and compliance could have a material adverse impact on our financial results.

- Unfavorable results of litigation could have a material adverse impact on our financial statements.

- Cemetery burial practice claims could have a material adverse impact on our financial results.

- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.

- Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2020 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.


Consolidated Statement of Operations (Unaudited)

(Dollars in thousands, except per share amounts)	Three months ended June 30,		Six months ended June 30,	
	2021	**2020**	**2021**	**2020**
Revenue	$ 987,535	$ 820,035	$ 2,065,516	$ 1,623,000
Cost of revenue	(718,822)	(601,268)	(1,419,296)	(1,225,189)
Gross profit	268,713	218,767	646,220	397,811
Corporate general and administrative expenses	(29,038)	(37,169)	(65,771)	(68,982)
Gains on divestitures and impairment charges, net	6,162	737	7,428	5,282
Operating income	245,837	182,335	587,877	334,111
Interest expense	(37,435)	(41,767)	(73,247)	(86,118)
Losses on early extinguishment of debt, net	(5,226)	(11)	(5,226)	(150)
Other income (expense), net	655	1,166	996	(81)
Income before income taxes	203,831	141,723	510,400	247,762
Provision for income taxes	(46,042)	(36,170)	(123,656)	(60,208)
Net income	157,789	105,553	386,744	187,554
Net income attributable to noncontrolling interests	(84)	(45)	(160)	(105)
Net income attributable to common stockholders	$ 157,705	$ 105,508	$ 386,584	$ 187,449
Basic earnings per share:				
Net income attributable to common stockholders	$ 0.94	$ 0.59	$ 2.29	$ 1.04
Basic weighted average number of shares	168,450	177,902	169,180	179,378
Diluted earnings per share:				
Net income attributable to common stockholders	$ 0.92	$ 0.59	$ 2.25	$ 1.03
Diluted weighted average number of shares	170,863	179,666	171,616	181,639

Consolidated Balance Sheet (Unaudited)

(Dollars in thousands, except share amounts)

	June 30, 2021	December 31, 2020
ASSETS		
Current assets:		
Cash and cash equivalents	$ 436,796	$ 230,857
Receivables, net	89,972	92,939
Inventories	25,036	23,929
Other	34,770	28,427
Total current assets	586,574	376,152
Preneed receivables, net and trust investments	5,785,651	5,345,720
Cemetery property	1,862,309	1,879,340
Property and equipment, net	2,150,623	2,133,664
Goodwill	1,884,806	1,880,007
Deferred charges and other assets, net	1,108,207	1,080,053
Cemetery perpetual care trust investments	1,966,279	1,820,489
Total assets	$ 15,344,449	$ 14,515,425
LIABILITIES & EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 594,778	$ 575,948
Current maturities of long-term debt	66,460	228,352
Income taxes payable	30,254	11,634
Total current liabilities	691,492	815,934
Long-term debt	3,772,448	3,514,182
Deferred revenue, net	1,520,245	1,488,909
Deferred tax liability	439,844	437,308
Other liabilities	437,965	420,039
Deferred receipts held in trust	4,608,554	4,272,382
Care trusts' corpus	1,955,790	1,814,050
Equity:		
Common stock, $1 per share par value, 500,000,000 shares authorized, 175,724,671 and 174,792,272 shares issued, respectively, and 167,969,163 and 170,717,236 shares outstanding, respectively	167,969	170,717
Capital in excess of par value	984,791	981,934
Retained earnings	714,073	560,731
Accumulated other comprehensive income	51,305	39,366
Total common stockholders' equity	1,918,138	1,752,748
Noncontrolling interests	(27)	(127)
Total equity	1,918,111	1,752,621
Total liabilities and equity	$ 15,344,449	$ 14,515,425

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)	Six months ended June 30,	
	2021	**2020**
Cash flows from operating activities:		
Net income	$ 386,744	$ 187,554
Adjustments to reconcile net income to net cash provided by operating activities:		
Losses on early extinguishment of debt, net	5,226	150
Depreciation and amortization	79,552	75,582
Amortization of intangibles	10,127	11,304
Amortization of cemetery property	52,362	33,696
Amortization of loan costs	3,118	2,571
Provision for expected credit losses	6,389	9,023
Provision for deferred income taxes	1,986	5,681
Gains on divestitures and impairment charges, net	(7,428)	(5,282)
Share-based compensation	7,096	7,044
Change in assets and liabilities, net of effects from acquisitions and dispositions:		
(Increase) decrease in receivables	(1,002)	2,781
Increase in other assets	(31,340)	(18,232)
Increase in payables and other liabilities	56,891	41,936
Effect of preneed sales production and maturities:		
Increase in preneed receivables, net and trust investments	(160,465)	(16,520)
Increase in deferred revenue, net	66,107	39,374
Increase (decrease) in deferred receipts held in trust	14,401	(12,360)
Net cash provided by operating activities	489,764	364,302
Cash flows from investing activities:		
Capital expenditures	(103,161)	(104,828)
Business acquisitions, net of cash acquired	(3,591)	(26,271)
Real estate acquisitions	(10,498)	(32,766)
Proceeds from divestitures and sales of property and equipment	12,232	12,136
Payments for Company-owned life insurance policies	(3,534)	(3,848)
Proceeds from Company-owned life insurance policies and other	—	3,519
Net cash used in investing activities	(108,552)	(152,058)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	820,000	190,000
Debt issuance costs	(13,618)	—
Scheduled payments of debt	(18,070)	(16,455)
Early payments and extinguishment of debt	(699,837)	(95,897)
Principal payments on finance leases	(16,091)	(20,453)
Proceeds from exercise of stock options	16,254	15,126
Purchase of Company common stock	(187,183)	(210,568)
Payments of dividends	(70,920)	(68,133)
Bank overdrafts and other	(7,030)	6,686
Net cash used in financing activities	(176,495)	(199,694)
Effect of foreign currency	3,311	(4,575)
Net increase in cash, cash equivalents, and restricted cash	208,028	7,975
Cash, cash equivalents, and restricted cash at beginning of period	238,610	242,620
Cash, cash equivalents, and restricted cash at end of period	$ 446,638	$ 250,595

Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

(Dollars in millions, except funeral services performed and average revenue per service)	Three months ended June 30,		Six months ended June 30,	
	2021	**2020**	**2021**	**2020**
Consolidated funeral:				
Atneed revenue	$ 282.3	$ 256.2	$ 620.4	$ 521.0
Matured preneed revenue	159.5	158.4	349.6	321.9
Core revenue	441.8	414.6	970.0	842.9
Non-funeral home revenue	16.9	14.1	36.6	28.6
Recognized preneed revenue	33.1	27.7	74.9	60.5
Other revenue	39.9	24.5	69.6	53.8
Total revenue	$ 531.7	$ 480.9	$ 1,151.1	$ 985.8
Gross profit	$ 108.4	$ 116.0	$ 299.2	$ 219.5
Gross profit percentage	20.4 %	24.1 %	26.0 %	22.3 %
Funeral services performed	85,682	90,579	192,092	177,069
Average revenue per service	$ 5,354	$ 4,733	$ 5,240	$ 4,922

(Dollars in millions)	Three months ended June 30,		Six months ended June 30,	
	2021	**2020**	**2021**	**2020**
Consolidated cemetery:				
Atneed property revenue	$ 35.1	$ 28.7	$ 79.4	$ 53.5
Atneed merchandise and service revenue	73.9	62.4	154.2	122.7
Total atneed revenue	109.0	91.1	233.6	176.2
Recognized preneed property revenue	222.9	152.1	441.1	268.2
Recognized preneed merchandise and service revenue	87.7	69.8	173.5	138.5
Total recognized preneed revenue	310.6	221.9	614.6	406.7
Core revenue	419.6	313.0	848.2	582.9
Other cemetery revenue	36.2	26.1	66.2	54.3
Total revenue	$ 455.8	$ 339.1	$ 914.4	$ 637.2
Gross profit	$ 160.3	$ 102.8	$ 347.0	$ 178.3
Gross profit percentage	35.2 %	30.3 %	37.9 %	28.0 %

Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended June 30, 2021 and 2020. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2020 and ending June 30, 2021.

(Dollars in millions, except average revenue per service and average revenue per contract sold)	Three months ended June 30,			
	2021	**2020**	**Var**	**%**
Comparable funeral revenue:				
Atneed revenue [1]	$ 276.9	$ 252.5	$ 24.4	9.7 %
Matured preneed revenue [2]	158.2	157.3	0.9	0.6 %
Core revenue [3]	435.1	409.8	25.3	6.2 %
Non-funeral home revenue [4]	16.7	14.1	2.6	18.4 %
Recognized preneed revenue [5]	32.8	27.7	5.1	18.4 %
Other revenue [6]	39.8	24.6	15.2	61.8 %
Total comparable revenue	$ 524.4	$ 476.2	$ 48.2	10.1 %
Comparable gross profit	$ 107.3	$ 115.0	$ (7.7)	(6.7)%
Comparable gross profit percentage	20.5 %	24.1 %	(3.6)%	
Comparable funeral services performed:				
Atneed	47,784	50,705	(2,921)	(5.8)%
Matured preneed	24,799	27,388	(2,589)	(9.5)%
Total core	72,583	78,093	(5,510)	(7.1)%
Non-funeral home	11,866	11,582	284	2.5 %
Total comparable funeral services performed	84,449	89,675	(5,226)	(5.8)%
Comparable core cremation rate	52.7 %	52.8 %	(0.1)%	
Total comparable cremation rate [7]	59.1 %	58.9 %	0.2 %	
Comparable funeral sales average revenue per service:				
Atneed	$ 5,795	$ 4,980	$ 815	16.4 %
Matured preneed	6,379	5,743	636	11.1 %
Total core	5,995	5,248	747	14.2 %
Non-funeral home	1,407	1,217	190	15.6 %
Total comparable average revenue per service	$ 5,350	$ 4,727	$ 623	13.2 %
Comparable funeral preneed sales production:				
Total preneed sales	$ 290.4	$ 184.8	$ 105.6	57.1 %
Core contracts sold	38,707	26,532	12,175	45.9 %
Non-funeral home contracts sold	20,032	14,569	5,463	37.5 %
Core average revenue per contract sold	$ 6,019	$ 5,423	$ 596	11.0 %
Non-funeral home average revenue per contract sold	$ 2,865	$ 2,811	$ 54	1.9 %

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Recognized preneed revenue represents travel protection, net and merchandise sold on a preneed contract and delivered before death has occurred.

(6) Other revenue primarily comprises general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue increased by $48.2 million, or 10.1%, in the second quarter of 2021 compared to the same period of 2020, primarily driven by significant growth in core funeral revenue of $25.3 million and a $15.2 million increase in other revenue.

- The increase in core funeral revenue of $25.3 million, or 6.2%, was primarily the result of a 14.2% increase in core average revenue per service partially offset by a 7.1% decrease in core funeral services performed. The comparable core cremation rate declined by a modest 10 basis points to 52.7%.

- Non-funeral home revenue increased $2.6 million, or 18.4%, as a result of a 2.5% increase in services performed and a 15.6% increase in the average revenue per service.

- Recognized preneed revenue increased $5.1 million, or 18.4%, primarily driven by a 40.1% increase in preneed funeral sales production through our non-funeral home channel as described below.

- Other revenue increased $15.2 million, or 61.8%, as a result of an increase in general agency revenue from a 70.2% increase in comparable preneed funeral insurance production during the quarter.

- Comparable funeral gross profit decreased $7.7 million to $107.3 million and the gross profit percentage decreased to 20.5%. Funeral gross profit was reduced as staffing and service levels normalized compared to the prior year quarter, driven by our customers desire for more robust remembrances and celebrations. Fixed costs increased due to higher incentive compensation expense and pent up repairs and maintenance expenses. Significant growth in our comparable preneed funeral sales production generated general agency revenue that is effectively offset by selling costs, putting downward pressure on the gross profit percentage.

- Comparable preneed funeral sales production increased $105.6 million, or 57.1%, in the second quarter of 2021 compared to 2020. We experienced a 61.9% increase at our core funeral locations and a 40.1% increase in preneed production through our non-funeral home channel. The increase in comparable preneed funeral sales production was aided by a significant growth in digital and direct mail leads, as well as the gradual return of local marketing events and in-person seminars.

Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended June 30, 2021 and 2020. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2020 and ending June 30, 2021.

(Dollars in millions)	Three months ended June 30,			
	2021	2020	Var	%
Comparable cemetery revenue:				
Atneed property revenue	$ 35.1	$ 28.7	$ 6.4	22.3 %
Atneed merchandise and service revenue	73.8	62.4	11.4	18.3 %
Total atneed revenue [1]	108.9	91.1	17.8	19.5 %
Recognized preneed property revenue	222.8	152.1	70.7	46.5 %
Recognized preneed merchandise and service revenue	87.6	69.8	17.8	25.5 %
Total recognized preneed revenue [2]	310.4	221.9	88.5	39.9 %
Core revenue [3]	419.3	313.0	106.3	34.0 %
Other revenue [4]	36.3	26.0	10.3	39.6 %
Total comparable revenue	$ 455.6	$ 339.0	$ 116.6	34.4 %
Comparable gross profit	$ 160.2	$ 102.8	$ 57.4	55.8 %
Comparable gross profit percentage	35.2 %	30.3 %	4.9 %	
Comparable cemetery preneed and atneed sales production:				
Property	$ 270.7	$ 201.3	$ 69.4	34.5 %
Merchandise and services	205.0	159.6	45.4	28.4 %
Discounts and other	(4.0)	(1.9)	(2.1)	(110.5)%
Preneed and atneed sales production	$ 471.7	$ 359.0	$ 112.7	31.4 %
Recognition rate [5]	88.9 %	87.2 %		

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.

(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.

(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.

(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Comparable cemetery revenue increased $116.6 million, or 34.4%, in the second quarter of 2021 compared to the second quarter of 2020. The increase was primarily due to a $106.3 million, or 34.0%, increase in core revenue.

- The core revenue growth of $106.3 million was a result of a $88.5 million, or 39.9%, increase in recognized preneed revenue driven by strong comparable preneed cemetery sales production for the period as described below and a $17.8 million, or 19.5%, increase in atneed revenue that was driven by an increase in burials performed.

- Other revenue increased $10.3 million, or 39.6%, primarily from higher endowment care trust fund income due to higher capital gains and other distributions.

- Comparable cemetery gross profit increased $57.4 million to $160.2 million. The gross profit percentage increased to 35.2% from 30.3%, primarily resulting from the revenue increases described above. The incremental margin on the revenue increases more than offset higher fixed costs in the current quarter relative to the prior year as staffing and service levels normalized driven by customer interaction and we recorded elevated levels of incentive compensation expense compared to the prior year second quarter.

- Comparable preneed cemetery sales production increased $94.3 million, or 35.6%, driven by significant increases in sales velocity, sales averages, and large sales activity. Comparable preneed cemetery sales production continues to benefit from a more productive and efficient sales force, with better utilization of our customer relationship management system, and improved conversion rates from our direct mail and digital lead campaigns. We continued to experience higher conversion and close rates due to the consumer's increased awareness related to the possible impact of COVID-19.

Other Financial Results

- *Corporate general and administrative expenses* decreased $8.1 million to $29.0 million in the second quarter of 2021. This was primarily related to fewer workers compensation, general liability and auto liability insurance claims in the current year and higher charitable contributions in the prior year.

- *Interest expense* decreased $4.3 million to $37.4 million in the second quarter of 2021 primarily due to lower interest rates on our floating rate debt and debt refinancing activities over the last twelve months.

- The GAAP effective income tax rate for the second quarter of 2021 was 22.6%, down from 25.5% in the prior year quarter. The current year effective tax rates are lower compared to the prior year quarter primarily due to higher excess tax benefits on the exercise of stock options during the second quarter.

Cash Flow and Capital Spending

(Dollars in millions)	Three months ended June 30,		Six months ended June 30,	
	2021	2020	2021	2020
Net cash provided by operating activities	$ 192.2	$ 184.3	$ 489.8	$ 364.3
Cash taxes included in net cash provided by operating activities	$ 88.7	$ 0.1	$ 102.0	$ 1.7

Net cash provided by operating activities increased $7.9 million to $192.2 million in the second quarter of 2021 compared to $184.3 million in the second quarter of 2020. Strong growth in gross profit of approximately $49.9 million, primarily from strong preneed cemetery sales production, lower cash interest payments of $25.0 million and some favorable working capital variances, were offset by an increase in cash tax payments of $88.6 million primarily driven by the deferral of federal and state income tax payments in the prior year as approved by the IRS. The favorable working capital was primarily driven by the timing of funding one less payroll quarter over quarter partially offset by the impact of funding regular payroll taxes during the quarter that were deferred in 2020 as allowed under the CARES Act.

A summary of our capital expenditures is set forth below:

(Dollars in millions)	Three months ended June 30,		Six months ended June 30,	
	2021	2020	2021	2020
Capital improvements at existing operating locations	$ 36.1	$ 23.0	$ 60.2	$ 43.2
Development of cemetery property	15.1	21.2	24.6	45.3
Capital improvements at existing operating locations and cemetery development expenditures	51.2	44.2	84.8	88.5
Growth capital expenditures/construction of new funeral service locations	9.7	8.4	18.4	16.3
Total capital expenditures	$ 60.9	$ 52.6	$ 103.2	$ 104.8

Total capital expenditures increased in the current quarter by $8.3 million, primarily due to an increase in capital improvements at existing operating locations offset by lower spend on cemetery property development. The capital expenditures for the development of cemetery property were lower than expected due to certain weather and property construction delays. We expect to return to more normalized levels of capital spending later in the year as we catch up on these projects.

Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of June 30, 2021 is set forth below:

	Three Months	Six Months
Preneed funeral	5.5%	10.5%
Preneed cemetery	5.7%	11.2%
Cemetery perpetual care	5.1%	9.6%
Combined trust funds	5.4%	10.5%

Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(Dollars in millions, except diluted EPS)	Three months ended June 30,			
	2021		2020	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 157.7	$ 0.92	$ 105.5	$ 0.59
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(6.2)	(0.04)	(0.7)	(0.01)
Losses on early extinguishment of debt, net	5.2	0.04	—	—
Tax reconciling items:				
Tax effect from special items	0.7	—	0.1	—
Earnings excluding special items and diluted earnings per share excluding special items	$ 157.4	$ 0.92	$ 104.9	$ 0.58
Diluted weighted average shares outstanding		170.9		179.7

(Dollars in millions, except diluted EPS)	Six months ended June 30,			
	2021		2020	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 386.6	$ 2.25	$ 187.4	$ 1.03
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(7.4)	(0.04)	(5.3)	(0.03)
Losses on early extinguishment of debt, net	5.2	0.04	0.2	—
Tax reconciling items:				
Tax effect from special items	0.9	—	1.2	0.01
Earnings excluding special items and diluted earnings per share excluding special items	$ 385.3	$ 2.25	$ 183.5	$ 1.01
Diluted weighted average shares outstanding		171.6		181.6